FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2014

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

16 December 2014

SANTANDER UK plc

STATEMENT ON THE PRUDENTIAL REGULATION AUTHORITY’S 2014 STRESS TEST RESULTS FOR THE UK BANKING SYSTEM

Santander UK notes the publication of the results of the stress test conducted on eight major UK banks and building societies by the United Kingdom’s Prudential Regulation Authority (‘PRA’).

As a result of the exercise the PRA Board does not require Santander UK to undertake any actions.

Santander UK's post–stress CRD IV end-point common equity tier 1 (‘CET 1’) capital ratio, over a three-year stress period to the end of 2016, was modelled to be 7.6% before management actions and 7.9% after allowed management actions. These results are significantly in excess of the CET 1 threshold of 4.5% established by the PRA. Santander UK reported a CET 1 capital ratio of 11.8% as at 30 June 2014.

Stephen Jones, Chief Financial Officer, said, “The PRA has examined an extreme but plausible stress scenario for the UK property market and has found, through their own analysis, that Santander UK has more than adequate capital to withstand such an occurrence. We are pleased that our prudential regulator is comfortable with our capital plan and requires no actions from us.”

- Ends -

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.santander.co.uk.

For further information please contact:

James S Johnson, Head of Investor Relations	Tel: +44 (0) 20 7756 5014
Anthony Frost, Head of UK Communications	Tel: +44 (0) 20 7756 6284

The press office operates from 08.00 to 18.00 (UK time). Outside of these hours please call 0800 5877708.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.34 trillion in managed funds, 107 million customers, 13,225 branches – more than any other international bank – and 183,648 employees at the close of June 2014. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2014, Santander registered EUR 2.756 billion in attributable profit, an increase of 22% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. As at 30 September 2014, Santander UK serves more than 14 million active customers with c. 20,000 employees and operates through some 940 branches and 58 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 16 December 2014	By / s / Jessica Petrie
(Authorized Signatory)